Annual Report

Cover Page

Name of issuer:

Roomongo, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CO

Date of organization: 7/28/2017

Physical address of issuer:

1434 Spruce Street #100
Boulder CO 80302

Website of issuer:

https://roomongo.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,838.75	$2,215.08
Cash & Cash Equivalents:	$3,828.75	$2,215.08
Accounts Receivable:	$692.00	$0.00
Short-term Debt:	$4,154.85	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$15,173.84	$3,952.80
Cost of Goods Sold:	$10,070.57	$9,395.77
Taxes Paid:	$0.00	$0.00
Net Income:	($116,585.67)	($35,535.61)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Roomongo, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rob O'Connor	CTO	Towards Equilibrium, Inc.	2017
Patrick O'Hara	CEO	Roomongo	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rob O'Connor	CTO	2017
Patrick O'Hara	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Patrick O'Hara	5000000.0 Common	50.0
Rob O'Connor	5000000.0 Common	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

COVID-19 related risks: The travel industry is in the middle of dealing with a pandemic, and there are risks of a delay in the recovery of travel overall.

Both Rob O'Connor and Patrick O'Hara are involved in additional business ventures, potentially limiting their time available to allocate to Roomongo.

Our success is not completely dependent on a potential partnership with Airbnb, but it's a part of our strategy. The company will work to mitigate this risk by iterating if needed.

The travel industry is not only incestuous but also a copycat industry. So, there's a high likelihood that our competitors will incorporate our products and that could potentially minimize our effectiveness.

Reliance on third-party software: Roomongo uses a number of third party software providers to conduct its business, including hotel aggregators, credit card processors, and others. If those businesses experience a significant interruption, it could negatively impact our ability to operate.

Travel industry disruption: Terrorism, pandemics, and natural disasters are among the potential risks that could negatively affect the travel industry as a whole. Many or all of them could negatively affect our profitability.

Legal: If a customer of ours is injured at a property booked through Roomongo, there is a potential liability. We've taken all of the precautions we can through business insurance (after this raise), terms and conditions, and other preventive measures, but the legal system is unpredictable.

Data privacy: Data privacy is an important task for any online business, but if there were a breach of private data, it could negatively affect our public perception or, depending on the jurisdiction, create a liability. That's why we strive to follow industry best practices, including access only as needed to our servers and encrypting sensitive data, or in the case of credit cards, relying on third-party vendors to secure it for us.

Procuring future talent: The availability of software developers is an ongoing concern. As we grow, we will need more staff, and the small number of developers available are in very high demand. If we're unable to hire the right talent, it could negatively affect our ability to grow.

The financial projections in the Roomongo profile are estimates only, and not a guarantee of future performance. Your investment decision should not be based on the projections contained in this profile or any attachments.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rob O'Connor is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. Additionally, Patrick O'Hara has 2 side businesses running to help supplement his income.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	200,000,000	10,000,000	Yes
Preferred	50,000,000	224,050	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Roomongo is an online travel agency, with a focus on offering low and unpublished rates on over 800,00 hotels globally. By allowing visitors to search not only hotels but also vacation rentals (and other travel services in the future) - Roomongo has created a truly streamlined method for planning a trip.

In 5 years we plan to be a major player in the travel space. The future may also include partnering with and/or selling to one of our competitors. But right now, our primary focus is the near-term execution of our business plan and establishing our differentiators and brand identity in the market. These projections are not guaranteed.

Milestones

Roomongo, Inc. was incorporated in the State of Colorado in July 2017.

Since then, we have:

- Raised nearly $100,000 with our first crowdfunding round on Wefunder
- Increased our inventory of hotels from 250,000 to over 800,000
- Introduced unpublished hotel rates that consistently beat Expedia, Priceline, Hotel Tonight and Hopper
- Unveiled industry changing omni-channel customer service that's available to ALL customers

- Begun offering crypto-currency as a direct payment method, making us one of very few in the travel space

- Trip planning tools that foster a collaborative approach to booking stays

- Virtually zero long-term debt - we're built for profitable growth

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $15,173.84 compared to the year ended December 31, 2020, when the Company had revenues of $3,952.80. Our gross margin was 33.63% in fiscal year 2021, compared to -151.36% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $3,838.7. As of December 31, 2020, the Company had $2,215.08 in total assets.

- *Net Income.* The Company has had net losses of $116,585.67 and net losses of $35,535.61 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $4,154.85 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

Patrick O'Hara and Rob O'Connor continue to fund daily operations.

Runway & Short/Mid Term Expenses

Roomongo, Inc. cash in hand is $2,977.74, as of April 2022. Over the last three months, revenues have averaged $3,600/month, cost of goods sold has averaged $2,200/month, and operational expenses have averaged $8,000/month, for an average burn rate of $6,600/month. Our intent is to be profitable in 12 months.

A/O April 2022... Our media revenue is growing. Our expenses are being reduced significantly, by simply being more selective about our spending. Our marketing efforts have just begun, so there will be much higher sales revenue as we move forward.

We expect our monthly revenue to be trending at over 30K by late summer of 2022. We expect our monthly burn rate on non marketing activities and website content - to be $5K/monthly by May. This cost is reduced from previous spending of over $8,000/monthly.

We are not profitable yet. We are going to get closer to doing so by the first half of 2023. We are in a growth stage and we are focused on building out the best product possible and increasing our revenue.

The two founders, Rob O'Connor and Patrick O'Hara, will invest additional capital. But the goal is to bring in additional outside capital via this crowdfunding experience or outside accredited investors.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, Patrick O'Hara, certify that:

(1) the financial statements of Roomongo, Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of Roomongo, Inc. included in this Form reflects

accurately the information reported on the tax return for Roomongo, Inc. filed for

the most recently completed fiscal year.

Patrick O'Hara
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

N/A

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://roomongo.com/investment

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or

15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3
    Financials 4

Appendix D: Director & Officer Work History

    Patrick O'Hara
    Rob O'Connor

Appendix E: Supporting Documents

    Series_Seed_Preferred_Term_Sheet__-_Roomongo_-_V1.pdf
    Amended_and_Restated_Certificate_of_Incorporation_-_Roomongo_-_V2.pdf
    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Roomongo Subscription Agreement
    Roomongo Subscription Agreement

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3
    Financials 4

Appendix D: Director & Officer Work History

    Patrick O'Hara
    Rob O'Connor

Appendix E: Supporting Documents

    Series_Seed_Preferred_Term_Sheet__-_Roomongo_-_V1.pdf
    Amended_and_Restated_Certificate_of_Incorporation_-_Roomongo_-_V2.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Roomongo, Inc.

By

Patrick O'Hara
_____
Co-Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Robert O'Connor
_____
CTO
4/26/2022

Patrick O'Hara
_____
Co-Founder/CEO
4/26/2022

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.